# L'OREAL

## International Financial Information Direction
### 41 rue Martre
### 92117 CLICHY Cedex - France
### Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42



## FAX

| | | | |
|---|---|---|---|
| **To :** | | **From :** | I.F.I.D. |
| **Company :** | S.E.C. | **Page(s) :** | 4 (this one included) |
| **Fax :** | + 33 202 942 9624 | **Date :** | 20th february 2003 |
| **Subject :** | News Release | **CC :** | |

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

03007434

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

L'Oréal S.A. -- File No 82-735

L'ORÉAL

## NEWS RELEASE

Clichy, Thursday 20th February 2003
7.30 a.m.

# L'ORÉAL

## Strong increase in 2002 Results

## Net profit before exceptionals: up 18.5%

Consolidated sales reached € 14.3 billion. Like-for-like growth was +8.9% on 2001.

**Net profit before exceptionals, i.e. before capital gains and losses and after minority interests[1], used to calculate earnings per share, reached € 1,456 million, an increase of +18.5%.**

Adjusted operating profit[7] advanced by +10.3% to € 1,841 million. Pre-tax profit of fully consolidated companies rose +13.1% to € 1,698 million.

**Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said: "Despite significant currency fluctuations and a difficult economic climate in some markets, L'Oréal was able to maintain strong organic growth momentum in 2002 thanks to its policy of international innovations. Good currency hedging and strict cost control enabled us to continue to improve our margins. Overall, we achieved further strong growth in our net profit. This achievement means that, despite the monetary difficulties, we can look forward to 2003 with confidence ".**

## Continuing margin improvement

Adjusted operating profit[7] increased by +10.3% to € 1,841 million, representing 12.9% of consolidated sales, compared with 12.1% in 2001.

The continuing margin improvement in all markets reflects the successful international development of the core brands and constant efforts to control manufacturing and administrative costs.

| | Consolidated group Adjusted operating profit[7] by branch | |
| --- | --- | --- |
| | At 31st December 2002 | As % of sales |
| **Cosmetics** | € 1,768 m | 12.7% |
| **Dermatology** [3] | € 65 m | 20.3% |
| **Consolidated total** | € 1,841 m | 12.9% |

(¹) Unaudited financial statements.
(²) i.e. including exchange gains and losses.
(³) Group share, i.e. 50%.

# L'ORÉAL

L'Oréal S.A. -- File No 82-735

| | Cosmetics branch Adjusted operating profit[*] by geographic zone (as % of sales) | |
|---|---|---|
| | **2001** | **2002** |
| **Western Europe** | 13.3% | 13.9% |
| **North America** | 12.3% | 12.7% |
| **Rest of the world** | 8.1% | 9.5% |
| **Cosmetics total** | 12.0% | 12.7% |

*[*] i.e. including exchange gains and losses.*

As a result of the decline in the group's debt together with lower interest rates, net financial expenses (excluding exchange gains and losses) amounted to € 142 million compared with € 167 million in 2001.

Consequently, pre-tax profit of fully consolidated companies increased by +13.1% to € 1,698 million.

Corporate taxes at group level increased by +8.2% to € 580 million.

Net profit (before capital gains and losses) of fully consolidated companies was € 1,119 million, increasing by +15.8%.

## Strong contribution from Sanofi-Synthélabo

The group share of net profit from equity affiliates amounted to € 345 million, representing an increase of +28%. This reflects the contribution of SANOFI-SYNTHELABO which once again achieved strong earnings growth.

## A sound balance sheet

The cash flow generated in 2002 enabled group debt levels to be reduced once again. The debt-to-equity ratio fell from 12.6% at the end of 2001 to 4.8% at the end of 2002.

L'Oréal S.A. — File No 82-735

# L'ORÉAL

## The group's main annual indicators(¹)

| | at 31st December 2001 € million | at 31st December 2002 € million | % Growth |
|---|---|---|---|
| Consolidated sales | 13,740 | 14,288 | +4.0% |
| Operating profit | 1,626 | 1,778 | +9.4% |
| Adjusted operating profit [2] | 1,669 | 1,841 | +10.3% |
| Pre-tax profit of fully consolidated companies | 1,502 | 1,698 | +13.1% |
| Net profit (before capital gains and losses) of fully consolidated companies | 966 | 1,119 | +15.8% |
| Group share of net profit from equity affiliates | 270 | 345 | +28.0% |
| Net profit before capital gains and losses and after minority interests | 1,229 | 1,456 | +18.5% |
| Earnings per share (€) | 1.82 | 2.15 | +18.5% |

[1]   *Unaudited financial statements.*
[2]   *i.e. including exchange gains and losses.*

Net book profit after minority interests reached € 1,227 million. The difference between net profit before capital gains and losses and minority interests and net book profit stems mainly from provisions for L'Oréal shares held by the group itself (€ 80 million) and from amortisation of goodwill (€ 50 million), together with various restructuring costs and capital gains or losses.

The Board of Directors reviewed these provisional financial statements on 19th February 2003 and will close them on 25th March 2003.

**Contacts at L'ORÉAL**

**Shareholders and market authorities**
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

**Analysts and Institutional Investors**
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

**Journalists**
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

*For further information, please contact your bank, broker or financial institution, and consult your usual newspapers, the Internet site for shareholders and investors, http://www.loreal-finance.com, or the mobile website for PDA: loreal-finance.com mobile edition. Alternatively, call the phone number: +33 1 58 13 51 36.*

- L'OREAL – 41 rue Martre – 92117 CLICHY–France.